UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 1 to

FORM T-3

FOR APPLICATION FOR QUALIFICATION OF INDENTURE
UNDER THE TRUST INDENTURE ACT OF 1939

THE ROUSE COMPANY LP

to be converted as described herein to a limited
liability company named

THE ROUSE COMPANY LLC

(Issuer)

(Names of Applicants)

110 North Wacker Drive

Chicago, Illinois 60606

(312) 960-5000

(Address of Principal Executive Offices)

Securities to be Issued Under the Indenture to be Qualified

Title of Class	Amount
6.75% Senior Notes due 2015	$608,688,000 aggregate principal amount

Approximate date of proposed public offering: As soon as practicable after the Effective Date under the Plan of Reorganization.

Name and Address of Agent for Service:	With a copy to:

Adam Metz	Matthew D. Bloch, Esq.
Chief Executive Officer	Heather L. Emmel, Esq.
Rouse LLC, general partner of	Weil, Gotshal & Manges LLP
The Rouse Company LP	767 Fifth Avenue
c/o General Growth Properties, Inc.	New York, NY 10153
110 North Wacker Drive	(212) 310-8000
Chicago, Illinois 60606
(312) 960-5000

The Applicant hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this Application for Qualification, or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, may determine upon the written request of the Applicant.

GENERAL

1. GENERAL INFORMATION.

(a) Form of organization:

Applicant	Form of Organization	Jurisdiction of Organization
The Rouse Company LP	Limited Partnership	Delaware

Prior to the issuance of the New Notes, described below, The Rouse Company LP will be converted to a Delaware limited liability company named The Rouse Company LLC (the “Company”), which will be the issuer of the New Notes.  The term “Applicant” refers to The Rouse Company LP.

(b) State or other sovereign power under which organized:

See the information provided in response to Section 1(a).

2. SECURITIES ACT EXEMPTION APPLICABLE.

The Rouse Company LLC’s 6.75% senior notes due 2015 (the “New Notes”), to be issued under the indenture to be qualified hereby (the “Indenture”), were offered to holders of The Rouse Company LP’s 7.20% notes due 2012 (the “Old 7.20% Notes”), 5.375% notes due 2013 (the “Old 5.375% Notes”) and 6 3/4% notes due 2013 (the “Old 6 3/4% Notes” and together with the Old 7.20% Notes and the Old 5.375% Notes, the “Old Notes”), pursuant to the terms of the plan of reorganization of General Growth Properties, Inc. (“GGP”) and certain of its debtor subsidiaries, including the Applicant (the “Plan of Reorganization”), under Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”).   Under the Plan of Reorganization, certain holders of the Old Notes have elected to have such Old Notes reinstated.  The Plan of Reorganization will become effective on the date on which all conditions to consummation of the Plan of Reorganization have been satisfied or waived (the “Effective Date”).  An aggregate principal amount of the $606,688,000 of the New Notes will be issued in exchange for an aggregate principal amount of $606,688,000 of Old Notes at the exchange ratio of $1,000 principal amount of the New Notes for each $1,000 principal amount of the Old Notes at the election of holders of the Old Notes.  The terms of the Plan of Reorganization are contained in the Third Amended Disclosure Statement dated August 27, 2010 incorporated by reference to Exhibit T3E.1.

The issuance of the New Notes is exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to the exemption provided by Section 1145(a)(1) of the Bankruptcy Code.  Section 1145(a)(1) of the Bankruptcy Code exempts an offer and sale of securities under a plan of reorganization from registration under the Securities Act and state securities laws if three principal requirements are satisfied: (i) the securities must be offered and sold under a plan of reorganization and must be securities of the debtor, an affiliate participating in a joint plan with the debtor or a successor to the debtor under the plan; (ii) the recipients of the securities must hold a prepetition or administrative expense claim against the debtor or an interest in the debtor; and (iii) the securities must be issued entirely in exchange for the recipient’s claim against or interest in the debtor, or principally in such exchange and partly for cash or property. The Applicant believes that the issuance of the New Notes to the holders of Old Notes satisfies the aforementioned requirements.

AFFILIATIONS

3. AFFILIATES.

The following is a list of affiliates of the Applicant as of the date of this Application for Qualification.  The following list is not expected to correspond to the list of affiliates of the Company immediately following the Effective Date as a result of the Plan of Reorganization.

Company Name	Jurisdiction of Formation	Owner	Ownership Percentage

Parent entities
Rouse LLC	Delaware	GGP Limited Partnership	100
GGP Limited Partnership	Delaware	General Growth Properties Inc.	96
General Growth Properties, Inc.	Delaware	Public Investors

Other affiliate entities
Burlington Town Center II LLC	Delaware	The Rouse Company LP	99
The Burlington Town Center LLC	Delaware	Burlington Town Center II LLC	100
GGP Holding II, Inc.	Delaware	The Rouse Company LP	0.004692
Burlington Town Center II LLC	Delaware	GGP Holding II, Inc.	1
Caledonian Holding Company, Inc.	Delaware	GGP Holding II, Inc.	100
GGP Regency Square, LLC	Delaware	Caledonian Holding Company, Inc.	100
GGP-La Place, Inc.	Delaware	Caledonian Holding Company, Inc.	100
La Place Shopping, L.P.	Delaware	GGP-La Place, Inc.	0.5
GGPLP L.L.C.	Delaware	Caledonian Holding Company, Inc.	3.116136
Apache Mall, LLC	Delaware	GGPLP L.L.C.	100
Augusta Mall, LLC	Delaware	GGPLP L.L.C.	100
Bay Shore Mall, LP	Delaware	GGPLP L.L.C.	99
Baybrook Mall, LLC	Delaware	GGPLP L.L.C.	100
Bellis Fair Mall, LLC	Delaware	GGPLP L.L.C.	99
Birchwood Mall, LLC	Delaware	GGPLP L.L.C.	100
Boulevard Mall, LLC	Delaware	GGPLP L.L.C.	99.5
Capital Mall L.L.C.	Delaware	GGPLP L.L.C.	99.5
Century Plaza L.L.C.	Delaware	GGPLP L.L.C.	99.5
Chapel Hills Mall L.L.C.	Delaware	GGPLP L.L.C.	100
Chico Mall L.L.C.	Delaware	GGPLP L.L.C.	100
Chico Mall, L.P.	Delaware	Chico Mall L.L.C.	0.5
Chico Mall, L.P.	Delaware	GGPLP L.L.C.	99.5
Coastland Center, LLC	Delaware	GGPLP L.L.C.	100
Coronado Center L.L.C.	Delaware	GGPLP L.L.C.	100
Eagle Ridge Mall, LLC	Delaware	GGPLP L.L.C.	99.5
Eden Prairie Anchor Building L.L.C.	Delaware	GGPLP L.L.C.	100
Eden Prairie Mall L.L.C.	Delaware	GGPLP L.L.C.	99.5
Elk Grove Town Center L.L.C.	Delaware	GGPLP L.L.C.	100
Elk Grove Town Center, L.P.	Delaware	Elk Grove Town Center L.L.C.	0.5
Elk Grove Town Center, L.P.	Delaware	GGPLP L.L.C.	99.5
GGP Acquisition, L.L.C.	Delaware	GGPLP L.L.C.	100
Boise Towne Plaza L.L.C.	Delaware	GGP Acquisition, L.L.C.	0.5
Price Development Company, Limited Partnership	Maryland	GGP Acquisition, L.L.C.	81.94226
500 West Capital, L.C.	Utah	Price Development Company, Limited Partnership	100
Animas Valley Mall, LLC	Delaware	Price Development Company, Limited Partnership	100
Boise Mall, LLC	Delaware	Price Development Company, Limited Partnership	100
Boise Towne Plaza L.L.C.	Delaware	Price Development Company, Limited Partnership	99.5
Cache Valley, LLC	Delaware	Price Development Company, Limited Partnership	100
Cottonwood Mall, LLC	Delaware	Price Development Company, Limited Partnership	100
Country Hills Plaza, LLC	Delaware	Price Development Company, Limited Partnership	100
Fremont Plaza L.L.C.	Delaware	Price Development Company, Limited Partnership	100

Company Name	Jurisdiction of Formation	Owner	Ownership Percentage

Gateway Crossing L.L.C.	Delaware	Price Development Company, Limited Partnership	100
GGP-UC L.L.C.	Delaware	Price Development Company, Limited Partnership	100
Grand Teton Mall, LLC	Delaware	Price Development Company, Limited Partnership	100
Majestic Partners-Provo, LLC	Utah	Price Development Company, Limited Partnership	100
North Plains Mall, LLC	Delaware	Price Development Company, Limited Partnership	100
North Town Mall, LLC	Delaware	Price Development Company, Limited Partnership	100
PDC Community Centers L.L.C.	Delaware	Price Development Company, Limited Partnership	100
PDC-Eastridge Mall L.L.C.	Delaware	Price Development Company, Limited Partnership	100
PDC-Red Cliffs Mall L.L.C.	Delaware	Price Development Company, Limited Partnership	100
Pierre Bossier Mall, LLC	Delaware	Price Development Company, Limited Partnership	100
Pine Ridge Mall L.L.C.	Delaware	Price Development Company, Limited Partnership	100
Plaza 800 L.L.C.	Delaware	Price Development Company, Limited Partnership	100
Price Development TRS, Inc.	Delaware	Price Development Company, Limited Partnership	100
Price Financing Partnership, L.P.	Delaware	Price Development Company, Limited Partnership	99
Price-Boise Company, Ltd.	Utah	Price Development Company, Limited Partnership	73.334
Price-James JV HoldCo, LLC	Delaware	Price Development Company, Limited Partnership	100
Price-James Company	Utah	Price-James JV HoldCo, LLC	50
Provo Mall Development Company, Ltd.	Utah	Price Development Company, Limited Partnership	75
500 West Associates, LLC	Utah	Provo Mall Development Company, Ltd.	100
Provo Mall L.L.C.	Delaware	Provo Mall Development Company, Ltd.	100
River Falls Mall, LLC	Delaware	Price Development Company, Limited Partnership	100
Salem Center, LLC	Delaware	Price Development Company, Limited Partnership	100
Sierra Vista Mall, LLC	Delaware	Price Development Company, Limited Partnership	100
Silver Lake Mall, LLC	Delaware	Price Development Company, Limited Partnership	100
Spokane Mall Development Company Limited Partnership	Utah	Price Development Company, Limited Partnership	75
Spokane Mall L.L.C.	Delaware	Spokane Mall Development Company Limited Partnership	100
Three Rivers Mall L.L.C.	Delaware	Price Development Company, Limited Partnership	100
Visalia Mall L.L.C.	Delaware	Price Development Company, Limited Partnership	100
Visalia Mall, L.P.	Delaware	Visalia Mall L.L.C.	0.5
Visalia Mall, L.P.	Delaware	Price Development Company, Limited Partnership	99.5
White Mountain Mall, LLC	Delaware	Price Development Company, Limited Partnership	100
Price GP L.L.C.	Delaware	GGP Acquisition, L.L.C.	100
Price Financing Partnership, L.P.	Delaware	Price GP L.L.C.	1
GGP Ala Moana L.L.C.	Delaware	GGPLP L.L.C.	100
GGP Kapiolani Development L.L.C.	Delaware	GGPLP L.L.C.	100
GGP-Gateway Mall L.L.C.	Delaware	GGPLP L.L.C.	99.5

Company Name	Jurisdiction of Formation	Owner	Ownership Percentage

GGP-Glenbrook Holding L.L.C.	Delaware	GGPLP L.L.C.	100
GGP-Glenbrook L.L.C.	Delaware	GGP-Glenbrook Holding L.L.C.	100
GGP-Grandville II L.L.C.	Delaware	GGPLP L.L.C.	100
GGP-Grandville L.L.C.	Delaware	GGP-Grandville II L.L.C.	99.5
GGP-Grandville Land L.L.C.	Delaware	GGPLP L.L.C.	99
GGP-Maine Mall L.L.C.	Delaware	GGPLP L.L.C.	100
GGP-Mall of Louisiana Holding, LLC	Delaware	GGPLP L.L.C.	99.5
Mall of Louisiana, LLC	Delaware	GGP-Mall of Louisiana Holding, LLC	99.5
GGP-Mint Hill L.L.C.	Delaware	GGPLP L.L.C.	100
GGP-Redlands Mall L.L.C.	Delaware	GGPLP L.L.C.	100
GGP-Redlands Mall, L.P.	Delaware	GGP-Redlands Mall L.L.C.	0.5
GGP-Redlands Mall, L.P.	Delaware	GGPLP L.L.C.	99.5
Grand Traverse Mall, LLC	Delaware	GGPLP L.L.C.	99
Kalamazoo Mall L.L.C.	Delaware	GGPLP L.L.C.	99.5
Kapiolani Retail, LLC	Delaware	GGPLP L.L.C.	100
Knollwood Mall, LLC	Delaware	GGPLP L.L.C.	99.5
Lakeview Square Mall, LLC	Delaware	GGPLP L.L.C.	99
Lansing Mall, LLC	Delaware	GGPLP L.L.C.	99
Lockport L.L.C.	New York	GGPLP L.L.C.	99.999
Lynnhaven Mall L.L.C.	Delaware	GGPLP L.L.C.	100
Mall of Louisiana Land Holding, LLC	Delaware	GGPLP L.L.C.	100
Mall of Louisiana Land, LP	Delaware	Mall of Louisiana Land Holding, LLC	0.5
Mall of Louisiana Land, LP	Delaware	GGPLP L.L.C.	99.5
Mall of the Bluffs, LLC	Delaware	GGPLP L.L.C.	100
North Star Anchor Acquisition, LLC	Delaware	GGPLP L.L.C.	100
Oakwood Hills Mall, LLC	Delaware	GGPLP L.L.C.	100
Park Mall L.L.C.	Delaware	GGPLP L.L.C.	99.5
Peachtree Mall L.L.C.	Delaware	GGPLP L.L.C.	100
Pecanland Anchor Acquisition, LLC	Delaware	GGPLP L.L.C.	100
Pecanland Mall, LLC	Delaware	GGPLP L.L.C.	99.0025
Piedmont Mall, LLC	Delaware	GGPLP L.L.C.	100
Pines Mall Partners	Iowa	GGPLP L.L.C.	99
Price Development Company, Limited Partnership	Maryland	GGPLP L.L.C.	18.05774
Redlands Land Acquisition Company L.L.C.	Delaware	GGPLP L.L.C.	100
Redlands Land Acquisition Company L.P.	Delaware	Redlands Land Acquisition Company L.L.C.	0.5
Redlands Land Holding L.L.C.	Delaware	Redlands Land Acquisition Company L.P.	100
Redlands Land Acquisition Company L.P.	Delaware	GGPLP L.L.C.	99.5
Rogue Valley Mall L.L.C.	Delaware	GGPLP L.L.C.	100
Saint Louis Galleria Anchor Acquisition, LLC	Delaware	GGPLP L.L.C.	100
Saint Louis Galleria L.L.C.	Delaware	GGPLP L.L.C.	100
Sikes Senter, LLC	Delaware	GGPLP L.L.C.	100
South Shore Partners, L.P.	Washington	GGPLP L.L.C.	99.5
Southland Mall, L.P.	Delaware	GGPLP L.L.C.	99.5
Southwest Denver Land L.L.C.	Delaware	GGPLP L.L.C.	100
Southwest Plaza L.L.C.	Delaware	GGPLP L.L.C.	100
Spring Hill Mall L.L.C.	Delaware	GGPLP L.L.C.	100
Stonestown Shopping Center Holding L.L.C.	Delaware	GGPLP L.L.C.	100
Stonestown Shopping Center L.L.C.	Delaware	Stonestown Shopping Center Holding L.L.C.	100
Stonestown Shopping Center, L.P.	Delaware	Stonestown Shopping Center L.L.C.	0.5
Stonestown Shopping Center, L.P.	Delaware	Stonestown Shopping Center Holding L.L.C.	99.5
Tracy Mall Partners I L.L.C.	Delaware	GGPLP L.L.C.	99.0025
Tracy Mall Partners, L.P.	Delaware	Tracy Mall Partners I L.L.C.	0.5
Tracy Mall Partners, L.P.	Delaware	GGPLP L.L.C.	99.0025
Valley Hills Mall L.L.C.	Delaware	GGPLP L.L.C.	99.5
Valley Plaza Mall, LP	Delaware	GGPLP L.L.C.	99.5
Victoria Ward, Limited	Delaware	GGPLP L.L.C.	100
GGP-Maine Mall Land L.L.C.	Delaware	Victoria Ward, Limited	100
Saint Louis Land L.L.C.	Delaware	Victoria Ward, Limited	100

Company Name	Jurisdiction of Formation	Owner	Ownership Percentage

Victoria Ward Center L.L.C.	Delaware	Victoria Ward, Limited	100
Land Trust No. 89433	Hawaii	Victoria Ward Center L.L.C.	100
Victoria Ward Entertainment Center L.L.C.	Delaware	Victoria Ward, Limited	100
Land Trust No. 89434	Hawaii	Victoria Ward Entertainment Center L.L.C.	100
Victoria Ward Services, Inc.	Delaware	Victoria Ward, Limited	100
VW Condominium Development, LLC	Delaware	Victoria Ward Services, Inc.	100
Ward Gateway-Industrial-Village, LLC	Delaware	Victoria Ward, Limited	100
Land Trust No. FHB-TRES 200602	Hawaii	Ward Gateway-Industrial-Village, LLC	100
Ward Plaza-Warehouse, LLC	Delaware	Victoria Ward, Limited	100
Land Trust No. FHB-TRES 200601	Hawaii	Ward Plaza-Warehouse, LLC	100
La Place Shopping, L.P.	Delaware	Caledonian Holding Company, Inc.	99.5
Valley Plaza GP, LLC	Delaware	Caledonian Holding Company, Inc.	100
Valley Plaza Land, LP	Delaware	Valley Plaza GP, LLC	0.5
Valley Plaza Mall, LP	Delaware	Valley Plaza GP, LLC	0.5
Valley Plaza Land, LP	Delaware	Caledonian Holding Company, Inc.	99.5
Cumberland Mall, LLC	Delaware	GGP Holding II, Inc.	100
Eastridge Shopping Center L.L.C.	Delaware	GGP Holding II, Inc.	100
GGP American Holdings Inc.	Delaware	GGP Holding II, Inc.	100
GGP American Properties Inc.	Delaware	GGP American Holdings Inc.	100
Boulevard Mall, LLC	Delaware	GGP American Properties Inc.	0.5
GGPLP L.L.C.	Delaware	GGP American Properties Inc.	6.15858
GGP Ivanhoe II, Inc.	Delaware	GGP Holding II, Inc.	100
GGP Meadows Mall L.L.C.	Delaware	GGP Ivanhoe II, Inc.	100
Landmark Mall L.L.C.	Delaware	GGP Ivanhoe II, Inc.	100
Mayfair Mall, LLC	Delaware	GGP Ivanhoe II, Inc.	100
Park City Center Business Trust	Delaware	GGP Ivanhoe II, Inc.	100
GGP Ivanhoe IV Services, Inc.	Delaware	GGP Holding II, Inc.	100
GGP Northridge Fashion Center, LP	Delaware	GGP Holding II, Inc.	99
GGP Savannah L.L.C.	Delaware	GGP Holding II, Inc.	100
Grand Canal Shops II, LLC	Delaware	GGP Holding II, Inc.	100
Northridge GP, LLC	Delaware	GGP Holding II, Inc.	100
GGP Northridge Fashion Center, LP	Delaware	Northridge GP, LLC	1
Oak View Mall L.L.C.	Delaware	GGP Holding II, Inc.	100
Oglethorpe Mall L.L.C.	Delaware	GGP Holding II, Inc.	100
Pecanland Mall, LLC	Delaware	GGP Holding II, Inc.	0.9975
Prince Kuhio Plaza, LLC	Delaware	GGP Holding II, Inc.	1
Southland GP, LLC	Delaware	GGP Holding II, Inc.	100
Southland Mall, L.P.	Delaware	Southland GP, LLC	0.5
U.K.-LaSalle, LLC	Delaware	GGP Holding II, Inc.	100
GGP Holding, Inc.	Delaware	The Rouse Company LP	100
GGP Holding II, Inc.	Delaware	GGP Holding, Inc.	99.995308
GGP Holding Services, Inc.	Delaware	GGP Holding, Inc.	100
HRD Remainder, Inc.	Maryland	GGP Holding, Inc.	100
ACB Parking Business Trust	Maryland	HRD Remainder, Inc.	100
American City Building Corporation	Maryland	HRD Remainder, Inc.	100
Baltimore Center Associates Limited Partnership	Maryland	HRD Remainder, Inc.	25
Baltimore Center Garage Limited Partnership	Maryland	HRD Remainder, Inc.	74.5
Benson Park Business Trust	Maryland	HRD Remainder, Inc.	100
Columbia Mall, Inc.	Maryland	HRD Remainder, Inc.	100
10 CCC Business Trust	Maryland	Columbia Mall, Inc.	100
20 CCC Business Trust	Maryland	Columbia Mall, Inc.	100
30 CCC Business Trust	Maryland	Columbia Mall, Inc.	100
CMI Corporate Parking Business Trust	Maryland	Columbia Mall, Inc.	100
Columbia Mall Business Trust	Maryland	Columbia Mall, Inc.	100
Fifty Columbia Corporate Center, LLC	Delaware	Columbia Mall, Inc.	100
Parkside Limited Partnership	Maryland	Columbia Mall, Inc.	1
Forty Columbia Corporate Center, LLC	Delaware	Columbia Mall, Inc.	100
Parkview Office Building Limited Partnership	Maryland	Columbia Mall, Inc.	1
Merriweather Post Business Trust	Maryland	Columbia Mall, Inc.	100
Park Square Limited Partnership	Maryland	Columbia Mall, Inc.	99
Parkside Limited Partnership	Maryland	Columbia Mall, Inc.	99
Parkview Office Building Limited Partnership	Maryland	Columbia Mall, Inc.	99
Running Brook Business Trust	Maryland	Columbia Mall, Inc.	100

Company Name	Jurisdiction of Formation	Owner	Ownership Percentage

Seventy Columbia Corporate Center Limited Partnership	Maryland	Columbia Mall, Inc.	99
Seventy Columbia Corporate Center, LLC	Delaware	Columbia Mall, Inc.	100
Seventy Columbia Corporate Center Limited Partnership	Maryland	Seventy Columbia Corporate Center, LLC	1
Sixty Columbia Corporate Center, LLC	Delaware	Columbia Mall, Inc.	100
Park Square Limited Partnership	Maryland	Sixty Columbia Corporate Center, LLC	1
The Mall in Columbia Holding L.L.C.	Delaware	Columbia Mall, Inc.	100
The Mall in Columbia Holding II L.L.C.	Delaware	The Mall in Columbia Holding L.L.C.	100
CM Theatre Business Trust	Maryland	The Mall in Columbia Holding II L.L.C.	100
CM-H Business Trust	Maryland	The Mall in Columbia Holding II L.L.C.	100
CM-N Business Trust	Maryland	The Mall in Columbia Holding II L.L.C.	100
Lot 48 Business Trust	Maryland	The Mall in Columbia Holding II L.L.C.	100
Lot 49 Business Trust	Maryland	The Mall in Columbia Holding II L.L.C.	100
Mall Entrances Business Trust	Maryland	The Mall in Columbia Holding II L.L.C.	100
The Mall in Columbia Business Trust	Maryland	The Mall in Columbia Holding II L.L.C.	100
Town Center East Business Trust	Maryland	Columbia Mall, Inc.	100
Columbia Mall SPE, LLC	Maryland	Town Center East Business Trust	100
Columbia Management, Inc.	Maryland	HRD Remainder, Inc.	100
HRD Parking Deck Business Trust	Maryland	HRD Remainder, Inc.	100
HRD Parking, Inc.	Maryland	HRD Remainder, Inc.	100
Lakefront North Parking, Inc.	Maryland	HRD Remainder, Inc.	100
Lakeside Mall Holding, LLC	Michigan	HRD Remainder, Inc.	93.11
Lakeside Mall Property LLC	Delaware	Lakeside Mall Holding, LLC	100
NSMJV, LLC	Delaware	HRD Remainder, Inc.	1.12
North Star Mall, LLC	Delaware	NSMJV, LLC	100
Rouse F.S., LLC	Maryland	HRD Remainder, Inc.	0.07
Fashion Show Mall LLC	Delaware	Rouse F.S., LLC	100
Rouse-Arizona Retail Center Limited Partnership	Maryland	HRD Remainder, Inc.	99
Rouse-Phoenix Master Limited Partnership	Maryland	HRD Remainder, Inc.	99
Rouse-Westlake Limited Partnership	Maryland	HRD Remainder, Inc.	1
Westlake Center Associates Limited Partnership	Washington	Rouse-Westlake Limited Partnership	75
The Howard Research And Development Corporation	Maryland	HRD Remainder, Inc.	100
Bridgeland GP, LLC	Delaware	The Howard Research And Development Corporation	100
GGP-Bridgeland, LP	Maryland	Bridgeland GP, LLC	1
Columbia Land Holdings, Inc.	Maryland	The Howard Research And Development Corporation	100
Cypress LA, LLC	Delaware	The Howard Research And Development Corporation	100
Emerson Land, LLC	Delaware	The Howard Research And Development Corporation	100
Emerson Land Business Trust	Maryland	Emerson Land, LLC	100
Gateway Overlook II Business Trust	Maryland	The Howard Research And Development Corporation	100
Gateway Overlook II Borrower, LLC	Delaware	Gateway Overlook II Business Trust	100
Gateway Overlook III Business Trust	Maryland	The Howard Research And Development Corporation	100
Harper’s Choice Business Trust	Maryland	The Howard Research And Development Corporation	100
LP Rouse-Houston, LLC	Maryland	The Howard Research And Development Corporation	100
GGP-Bridgeland, LP	Maryland	LP Rouse-Houston, LLC	99
LRVC Business Trust	Maryland	The Howard Research And Development Corporation	100

Company Name	Jurisdiction of Formation	Owner	Ownership Percentage

Oakland Ridge Industrial Development Corporation	Maryland	The Howard Research And Development Corporation	100
Parcel C Business Trust	Maryland	The Howard Research And Development Corporation	100
Parcel D Business Trust	Maryland	The Howard Research And Development Corporation	100
Rouse Holding Limited Partnership	Maryland	The Howard Research And Development Corporation	30
Rouse-Fairwood Development Limited Partnership	Maryland	Rouse Holding Limited Partnership	54
Fairwood Commercial Front Foot Benefit Company, LLC	Maryland	Rouse-Fairwood Development Limited Partnership	100
Rouse Transportation, LLC	Maryland	The Howard Research And Development Corporation	100
Rouse-MerchantWired, Inc.	Maryland	The Howard Research And Development Corporation	100
Merchantwired, LLC	Delaware	Rouse-MerchantWired, Inc.	10.86
Stone Lake, LLC	Maryland	The Howard Research And Development Corporation	100
Town Center East Parking Lot Business Trust	Maryland	The Howard Research And Development Corporation	100
West Kendall Holdings, LLC	Maryland	The Howard Research And Development Corporation	100
TRC Parking Business Trust	Maryland	Columbia Mall, Inc.	100
White Marsh Mall Holding, LLC	Delaware	Columbia Mall, Inc.	100
White Marsh Mall, LLC	Maryland	White Marsh Mall Holding, LLC	100
Willowbrook Mall Holding Company, LLC	Delaware	Columbia Mall, Inc.	1.16
Willowbrook Mall, LLC	Delaware	Willowbrook Mall Holding Company, LLC	100
Wincopin Restaurant Business Trust	Maryland	Columbia Mall, Inc.	100
Northgate Mall L.L.C.	Delaware	HRD Remainder, Inc.	100
Howard Hughes Properties, Inc.	Nevada	The Rouse Company LP	100
10000 West Charleston Boulevard, LLC	Nevada	Howard Hughes Properties, Inc.	100
Howard Hughes Canyon Pointe Q4, LLC	Nevada	Howard Hughes Properties, Inc.	100
Howard Hughes Centerpoint, LLC	Nevada	Howard Hughes Properties, Inc.	100
Center Pointe Plaza LLC	Nevada	Howard Hughes Centerpoint, LLC	50
Howard Hughes Properties IV, LLC	Delaware	Howard Hughes Properties, Inc.	100
Howard Hughes Properties V, LLC	Delaware	Howard Hughes Properties, Inc.	100
MSM Property L.L.C.	Delaware	Howard Hughes Properties, Inc.	50
Prince Kuhio Plaza, LLC	Delaware	The Rouse Company LP	99
Summerlin Hospital Medical Center, L.P.	Delaware	The Rouse Company LP	6.8
The Hughes Corporation	Delaware	The Rouse Company LP	100
Princeton Land East, LLC	Delaware	The Hughes Corporation	100
The Howard Hughes Company, LLC	Delaware	The Hughes Corporation	100
Clover Acquisitions LLC	Delaware	The Howard Hughes Company, LLC	100
Hex Holding, LLC	Delaware	The Howard Hughes Company, LLC	43.2941
Hexalon Real Estate, LLC	Delaware	Hex Holding, LLC	100
General Growth Management, Inc.	Delaware	Hexalon Real Estate, LLC	0.2
ECE Turkiye Proje Yonetimi A.S.	Turkey	General Growth Management, Inc.	1.01
ECE/GGP Gayrimenkul Insaat Yonetim Ve Gelistirme Anonim Sirketi	Turkey	General Growth Management, Inc.	0.005
Faneuil Hall Beverage, LLC	Maryland	General Growth Management, Inc.	100
Four State Facility Corporation	Delaware	General Growth Management, Inc.	35
GGP Natick Residence LLC	Delaware	General Growth Management, Inc.	100
GGP Promotions, LLC	Delaware	General Growth Management, Inc.	100
GGP Turkey Management, LLC	Delaware	General Growth Management, Inc.	100
ECE Turkiye Proje Yonetimi A.S.	Turkey	GGP Turkey Management, LLC	47.99
Harborplace, Inc.	Maryland	General Growth Management, Inc.	100
Hoover Mall Services, L.L.C.	Delaware	General Growth Management, Inc.	100
Kapiolani Condominium Development, LLC	Delaware	General Growth Management, Inc.	100
MallFinder Network LLC	Colorado	General Growth Management, Inc.	2.37
Perimeter Mall Facilities, LLC	Delaware	General Growth Management, Inc.	50
Rouse-West Dade, Inc.	Maryland	General Growth Management, Inc.	100
The Learning Mall L.L.C.	Delaware	General Growth Management, Inc.	100

Company Name	Jurisdiction of Formation	Owner	Ownership Percentage

Valley Plaza Anchor Acquisition, LLC	Delaware	General Growth Management, Inc.	100
Head Acquisition, LP	Delaware	Hexalon Real Estate, LLC	0
Ropro TRS, Inc.	Delaware	Head Acquisition, LP	100
Urban Shopping Centers, LP	Illinois	Head Acquisition, LP	94.4398
Oak Brook Urban Venture, L.P.	Illinois	Urban Shopping Centers, LP	50.01
Oakbrook Facilities Corporation	Maryland	Oak Brook Urban Venture, L.P.	100
Oakbrook Shopping Center, LLC	Delaware	Oak Brook Urban Venture, L.P.	100
Southpoint Land, LLC	Delaware	Urban Shopping Centers, LP	100
Southpoint Mall, LLC	Delaware	Urban Shopping Centers, LP	100
Water Tower Joint Venture	Illinois	Urban Shopping Centers, LP	55
Water Tower LLC	Delaware	Water Tower Joint Venture	100
Howard Hughes Properties, Limited Partnership	Delaware	The Howard Hughes Company, LLC	5.577
10000 Covington Cross, LLC	Delaware	Howard Hughes Properties, Limited Partnership	100
10190 Covington Cross, LLC	Delaware	Howard Hughes Properties, Limited Partnership	100
1120/1140 Town Center Drive, LLC	Delaware	Howard Hughes Properties, Limited Partnership	100
1160/1180 Town Center Drive, LLC	Delaware	Howard Hughes Properties, Limited Partnership	100
1201-1281 Town Center Drive, LLC	Delaware	Howard Hughes Properties, Limited Partnership	100
1251 Center Crossing, LLC	Delaware	Howard Hughes Properties, Limited Partnership	100
1551 Hillshire Drive, LLC	Delaware	Howard Hughes Properties, Limited Partnership	100
1635 Village Centre Circle, LLC	Delaware	Howard Hughes Properties, Limited Partnership	100
1645 Village Center Circle, LLC	Delaware	Howard Hughes Properties, Limited Partnership	100
9901-9921 Covington Cross, LLC	Delaware	Howard Hughes Properties, Limited Partnership	100
9950-9980 Covington Cross, LLC	Delaware	Howard Hughes Properties, Limited Partnership	100
GGP Staten Island Mall, LLC	Delaware	Howard Hughes Properties, Limited Partnership	100
HHP Government Services, Limited Partnership	Nevada	Howard Hughes Properties, Limited Partnership	99
Lake Mead and Buffalo Partnership	Nevada	Howard Hughes Properties, Limited Partnership	50
Maguire Partners- Playa Vista Area C	California	Howard Hughes Properties, Limited Partnership	47
Maguire Partners-Playa Vista	California	Howard Hughes Properties, Limited Partnership	47
Maguire Partners-PV Intermediate Distribution, L.P.	California	Howard Hughes Properties, Limited Partnership	47
Rouse F.S., LLC	Maryland	Howard Hughes Properties, Limited Partnership	69.75
Summerlin Centre, LLC	Delaware	Howard Hughes Properties, Limited Partnership	100
Trails Village Center Company	Nevada	Howard Hughes Properties, Limited Partnership	50
H-Tex, Incorporated	Texas	The Howard Hughes Company, LLC	100
Hughes Properties, Inc.	Nevada	The Howard Hughes Company, LLC	100
Red Rock Investment, LLC	Nevada	The Howard Hughes Company, LLC	100
Rouse Tri-Party TRS, Inc.	Maryland	The Howard Hughes Company, LLC	100
Tri-Party Non-856 Assets, LLC	Delaware	Rouse Tri-Party TRS, Inc.	27.285
Rolim Associates	Delaware	Tri-Party Non-856 Assets, LLC	50
R A Hotel, Inc.	Delaware	Rolim Associates	100
R A West, Inc.	Delaware	Rolim Associates	100

Company Name	Jurisdiction of Formation	Owner	Ownership Percentage

RA-CFH, LLC	Delaware	Rolim Associates	100
Rouse-Fairwood Development Corporation	Maryland	The Howard Hughes Company, LLC	100
1450 Center Crossing Drive, LLC	Delaware	Rouse-Fairwood Development Corporation	100
1451 Center Crossing Drive, LLC	Delaware	Rouse-Fairwood Development Corporation	100
Greengate Mall, Inc.	Pennsylvania	Rouse-Fairwood Development Corporation	100
New Orleans Riverwalk Limited Partnership	Maryland	Greengate Mall, Inc.	8
New Orleans Riverwalk Associates	Louisiana	New Orleans Riverwalk Limited Partnership	50
Harbor Place Associates Limited Partnership	Maryland	Rouse-Fairwood Development Corporation	1
Harborplace Borrower, LLC	Delaware	Harbor Place Associates Limited Partnership	100
Pioneer Office, LLC	Delaware	Rouse-Fairwood Development Corporation	0.000495
Pioneer Place, LLC	Maryland	Rouse-Fairwood Development Corporation	0.000495
Rouse Holding Limited Partnership	Maryland	Rouse-Fairwood Development Corporation	70
Rouse-Abbey, LLC	Maryland	Rouse-Fairwood Development Corporation	100
Abbey Acquisition LLC	Delaware	Rouse-Abbey, LLC	27.285
Rouse-Fairwood Development Limited Partnership	Maryland	Rouse-Fairwood Development Corporation	46
Rouse-Wincopin, LLC	Maryland	Rouse-Fairwood Development Corporation	100
Summa Corporation	Delaware	The Howard Hughes Company, LLC	100
Summerlin Corporation	Delaware	The Howard Hughes Company, LLC	100
HHP Government Services, Limited Partnership	Nevada	Summerlin Corporation	1
THC-HRE, LLC	Maryland	The Howard Hughes Company, LLC	100
Hex Holding, LLC	Delaware	THC-HRE, LLC	56.7059
TWC Land Development, LLC	Delaware	The Howard Hughes Company, LLC	100
TWC Land Development, LP	Delaware	TWC Land Development, LLC	1
TWLDC Holdings, LP	Texas	TWC Land Development, LP	42.5
The Woodlands Land Development Company, L.P.	Texas	TWLDC Holdings, LP	99
The Woodlands Custom Residential Sales, LLC	Texas	The Woodlands Land Development Company, L.P.	100
The Woodlands Custom Sales, LP	Texas	The Woodlands Custom Residential Sales, LLC	1
The Woodlands Custom Sales, LP	Texas	The Woodlands Land Development Company, L.P.	99
Town Center Development Company GP, LLC	Texas	The Woodlands Land Development Company, L.P.	100
Town Center Development Company, LP	Texas	Town Center Development Company GP, LLC	1
10101 Woodloch Forest LLC	Texas	Town Center Development Company, LP	50
Waterway Ave Partners, L.L.C.	Texas	Town Center Development Company, LP	84.25
Town Center Development Company, LP	Texas	The Woodlands Land Development Company, L.P.	99
Woodlands Acquisition, LLC	Texas	The Woodlands Land Development Company, L.P.	100
TWLDC Holdings GP, LLC	Texas	TWLDC Holdings, LP	100
The Woodlands Land Development Company, L.P.	Texas	The Woodlands Land Development Company, L.P.	1
TWC Land Development, LP	Delaware	The Howard Hughes Company, LLC	99

Company Name	Jurisdiction of Formation	Owner	Ownership Percentage

TWC Operating, LLC	Delaware	The Howard Hughes Company, LLC	100
TWC Operating, LP	Delaware	TWC Operating, LLC	1
The Woodlands Operating Company, L.P.	Texas	TWC Operating, LP	42.5
Corporate Housing Partnership	Texas	The Woodlands Operating Company, L.P.	99
The Woodlands Brokerage, LLC	Texas	The Woodlands Operating Company, L.P.	100
The Woodlands Commercial Brokerage Company, L.P.	Texas	The Woodlands Brokerage, LLC	1
The Woodlands Commercial Brokerage Company, L.P.	Texas	The Woodlands Operating Company, L.P.	99
The Woodlands Corporation	Delaware	The Woodlands Operating Company, L.P.	100
WECCR General Partnership	Texas	The Woodlands Corporation	99
The Woodlands Beverage, Inc.	Texas	WECCR General Partnership	100
Beverage Operations, Inc.	Texas	The Woodlands Beverage, Inc.	100
WECCR, Inc.	Texas	The Woodlands Operating Company, L.P.	100
Corporate Housing Partnership	Texas	WECCR, Inc.	1
WECCR General Partnership	Texas	WECCR, Inc.	1
TWC Operating, LP	Delaware	The Howard Hughes Company, LLC	99
Vista Commons, LLC	Delaware	The Howard Hughes Company, LLC	100
The Rouse Company BT, LLC	Maryland	The Rouse Company LP	100
The Rouse Company Operating Partnership LP	Delaware	The Rouse Company BT, LLC	99.00001
10450 West Charleston Boulevard, LLC	Nevada	The Rouse Company Operating Partnership LP	100
Arizona Center Parking, LLC	Delaware	The Rouse Company Operating Partnership LP	100
Austin Mall Limited Partnership	Delaware	The Rouse Company Operating Partnership LP	99
Baltimore Center Associates Limited Partnership	Maryland	The Rouse Company Operating Partnership LP	25
Baltimore Center, LLC	Delaware	The Rouse Company Operating Partnership LP	100
Baltimore Center Associates Limited Partnership	Maryland	Baltimore Center, LLC	25
Baltimore Center Garage Limited Partnership	Maryland	Baltimore Center, LLC	25
Bayside Marketplace, LLC	Delaware	The Rouse Company Operating Partnership LP	100
Beachwood Place Mall, LLC	Delaware	The Rouse Company Operating Partnership LP	100
Chesapeake Investors, LLC	Delaware	The Rouse Company Operating Partnership LP	100
Rouse Commercial Properties, LLC	Maryland	Chesapeake Investors, LLC	100
Christiana Holdings I LLC	Delaware	The Rouse Company Operating Partnership LP	100
Christiana Acquisition LLC	Delaware	Christiana Holdings I LLC	50
Christiana Mall LLC	Delaware	Christiana Acquisition LLC	100
Christiana Mall Holding, LLC	Delaware	Christiana Mall LLC	100
CMA Access Company, LLC	Maryland	Christiana Mall Holding, LLC	100
Collin Creek Anchor Acquisition, LLC	Delaware	The Rouse Company Operating Partnership LP	100
Collin Creek Mall, LLC	Delaware	The Rouse Company Operating Partnership LP	100
Columbia Crossing, LLC	Delaware	The Rouse Company Operating Partnership LP	100
Faneuil Hall Marketplace, LLC	Delaware	The Rouse Company Operating Partnership LP	100
Fashion Place Anchor Acquisition, LLC	Delaware	The Rouse Company Operating Partnership LP	100
Fashion Place, LLC	Delaware	The Rouse Company Operating Partnership LP	100
Four State Properties, LLC	Delaware	The Rouse Company Operating Partnership LP	35

Company Name	Jurisdiction of Formation	Owner	Ownership Percentage

Park Meadows Mall Holding, LLC	Delaware	Four State Properties, LLC	100
Park Meadows Mall, LLC	Delaware	Park Meadows Mall Holding, LLC	100
Rouse-Bridgewater Commons, LLC	Maryland	Four State Properties, LLC	100
Bridgewater Commons Mall, LLC	Maryland	Rouse-Bridgewater Commons, LLC	100
Bridgewater Commons Mall Development, LLC	Maryland	Bridgewater Commons Mall Development, LLC	100
Bridgewater Commons Mall II, LLC	Delaware	Bridgewater Commons Mall Development, LLC	100
Rouse-Towson Town Center, LLC	Maryland	Four State Properties, LLC	100
Towson TC, LLC	Maryland	Rouse-Towson Town Center, LLC	99.5
Rouse-TTC Funding, LLC	Maryland	Towson TC, LLC	100
TTC SPE, LLC	Maryland	Four State Properties, LLC	99
Towson TC, LLC	Maryland	TTC SPE, LLC	0.5
Governor’s Square Mall, LLC	Delaware	The Rouse Company Operating Partnership LP	100
Harbor Place Associates Limited Partnership	Maryland	The Rouse Company Operating Partnership LP	99
Harborplace Management Company, LLC	Maryland	The Rouse Company Operating Partnership LP	100
HMF Properties, LLC	Delaware	The Rouse Company Operating Partnership LP	100
Hocker Oxmoor, LLC	Delaware	The Rouse Company Operating Partnership LP	100
Howard Hughes Properties, Limited Partnership	Delaware	The Rouse Company Operating Partnership LP	94.423
Hulen Mall, LLC	Delaware	The Rouse Company Operating Partnership LP	100
Lakeside Mall Holding, LLC	Michigan	The Rouse Company Operating Partnership LP	6.89
Mall St. Matthews Company, LLC	Delaware	The Rouse Company Operating Partnership LP	100
MSM Property L.L.C.	Delaware	Mall St. Matthews Company, LLC	49
Mizner JV HoldCo, LLC	Delaware	The Rouse Company Operating Partnership LP	100
Mizner Park Holdings V, LLC	Delaware	Mizner JV HoldCo, LLC	50
MSM Property L.L.C.	Delaware	The Rouse Company Operating Partnership LP	1
New Orleans Riverwalk Limited Partnership	Maryland	The Rouse Company Operating Partnership LP	91
Northwest JV HoldCo, LLC	Delaware	The Rouse Company Operating Partnership LP	100
Northwest Associates	Maryland	Northwest JV HoldCo, LLC	99
Mondawmin Business Trust	Maryland	Northwest Associates	17.661589
Mondawmin Borrower, LLC	Delaware	Mondawmin Business Trust	100
NSMJV, LLC	Delaware	The Rouse Company Operating Partnership LP	98.88
O.M. Land Development, LLC	Maryland	The Rouse Company Operating Partnership LP	100
One Owings Mills Corporate Center Associates Limited Partnership	Maryland	O.M. Land Development, LLC	64
Two Owings Mills Corporate Center Associates Limited Partnership	Maryland	O.M. Land Development, LLC	54
Oakwood Shopping Center Limited Partnership	Louisiana	The Rouse Company Operating Partnership LP	95
One Owings Mills Corporate Center, LLC	Maryland	The Rouse Company Operating Partnership LP	100
One Owings Mills Corporate Center Associates Limited Partnership	Maryland	One Owings Mills Corporate Center, LLC	1
One Willow Company, LLC	Delaware	The Rouse Company Operating Partnership LP	100
Rouse-Westlake Limited Partnership	Maryland	One Willow Company, LLC	65
Willowbrook Mall Holding Company, LLC	Delaware	One Willow Company, LLC	27.93
Owings Mills Mall, LLC	Delaware	The Rouse Company Operating Partnership LP	100
OM Borrower, LLC	Delaware	Owings Mills Mall, LLC	100

Company Name	Jurisdiction of Formation	Owner	Ownership Percentage

Paramus Equities, LLC	Texas	The Rouse Company Operating Partnership LP	100
GGP-Paramus Park Mall, LLC	Delaware	Paramus Equities, LLC	100
Paramus Park Shopping Center Limited Partnership	New Jersey	GGP-Paramus Park Mall, LLC	0.5
Paramus Park, LLC	Maryland	The Rouse Company Operating Partnership LP	100
Paramus Park Shopping Center Limited Partnership	New Jersey	Paramus Park, LLC	99.5
Pioneer Office, LLC	Delaware	The Rouse Company Operating Partnership LP	99.999505
Pioneer Place, LLC	Maryland	The Rouse Company Operating Partnership LP	99.999505
Princeton Land, LLC	Delaware	The Rouse Company Operating Partnership LP	100
Providence Place Holdings, LLC	Delaware	The Rouse Company Operating Partnership LP	100
Rouse Providence LLC	Delaware	Providence Place Holdings, LLC	100
Ridgedale Center, LLC	Delaware	The Rouse Company Operating Partnership LP	100
Rouse F.S., LLC	Maryland	The Rouse Company Operating Partnership LP	30.18
Rouse Investing Company, LLC	Maryland	The Rouse Company Operating Partnership LP	100
Rouse Oakbrook, LLC	Delaware	The Rouse Company Operating Partnership LP	100
UC Oakbrook Genpar, LLC	Delaware	Rouse Oakbrook, LLC	50
Oak Brook Urban Venture, L.P.	Illinois	UC Oakbrook Genpar, LLC	1
Rouse Office Management of Arizona, LLC	Delaware	The Rouse Company Operating Partnership LP	100
Rouse-Phoenix Corporate Center Limited Partnership	Maryland	Rouse Office Management of Arizona, LLC	5
Rouse Tri-Party Miscellaneous, LLC	Maryland	The Rouse Company Operating Partnership LP	100
Tri-Party Miscellaneous, LLC	Delaware	Rouse Tri-Party Miscellaneous, LLC	27.29
Rouse-Arizona Center, LLC	Maryland	The Rouse Company Operating Partnership LP	100
Rouse-Arizona Retail Center Limited Partnership	Maryland	Rouse-Arizona Center, LLC	1
Rouse-Mizner Park, LLC	Delaware	The Rouse Company Operating Partnership LP	100
Mizner Park Venture, LLC	Delaware	Rouse-Mizner Park, LLC	50
Crocker Mizner Park III, Ltd.	Florida	Mizner Park Venture, LLC	99
Crocker Mizner Park IV, Ltd.	Florida	Mizner Park Venture, LLC	99
Mizner Park Holdings I, LLC	Delaware	Mizner Park Venture, LLC	100
Crocker Downtown Development Associates	Florida	Mizner Park Holdings I, LLC	50
Mizner Park Holdings II, LLC	Delaware	Mizner Park Venture, LLC	100
Crocker Downtown Development Associates	Florida	Mizner Park Holdings II, LLC	50
Mizner Park Holdings III, LLC	Delaware	Mizner Park Venture, LLC	100
Crocker Mizner Park III, Ltd.	Florida	Mizner Park Holdings III, LLC	1
Mizner Park Holdings IV, LLC	Delaware	Mizner Park Venture, LLC	100
Crocker Mizner Park IV, Ltd.	Florida	Mizner Park Holdings IV, LLC	1
Rouse-Oakwood Shopping Center, LLC	Maryland	The Rouse Company Operating Partnership LP	100
Oakwood Shopping Center Limited Partnership	Louisiana	Rouse-Oakwood Shopping Center, LLC	5
Rouse-Phoenix Cinema, LLC	Maryland	The Rouse Company Operating Partnership LP	100
Rouse-Phoenix Theatre Limited Partnership	Maryland	Rouse-Phoenix Cinema, LLC	1
Rouse-Phoenix Corporate Center Limited Partnership	Maryland	The Rouse Company Operating Partnership LP	95
Rouse-Phoenix Development Company, LLC	Maryland	The Rouse Company Operating Partnership LP	100
Rouse-Phoenix Master Limited Partnership	Maryland	Rouse-Phoenix Development Company, LLC	1
Rouse-Phoenix Theatre Limited Partnership	Maryland	The Rouse Company Operating Partnership LP	99

Company Name	Jurisdiction of Formation	Owner	Ownership Percentage

Rouse-Urban Acquisition, LLC	Maryland	The Rouse Company Operating Partnership LP	100
Head Acquisition, LP	Delaware	Rouse-Urban Acquisition, LLC	16.836421
Rouse-Urban, LLC	Maryland	The Rouse Company Operating Partnership LP	100
Head Acquisition, LP	Delaware	Rouse-Urban, LLC	0.170076
Rouse-Westlake Limited Partnership	Maryland	The Rouse Company Operating Partnership LP	1
Salem Mall, LLC	Maryland	The Rouse Company Operating Partnership LP	100
Rouse-Westlake Limited Partnership II	Delaware	Salem Mall, LLC	49.5
Westlake Center Associates Limited Partnership	Washington	Rouse-Westlake Limited Partnership II	24
Seaport Marketplace Theatre, LLC	Maryland	The Rouse Company Operating Partnership LP	100
Seaport Marketplace, LLC	Maryland	The Rouse Company Operating Partnership LP	100
South Street Seaport Limited Partnership	Maryland	Seaport Marketplace, LLC	5
South Street Seaport Limited Partnership	Maryland	The Rouse Company Operating Partnership LP	95
Southland Center, LLC	Delaware	The Rouse Company Operating Partnership LP	100
Terrapin Acquisition, LLC	Maryland	The Rouse Company Operating Partnership LP	100
The Rouse Company of Florida, LLC	Florida	The Rouse Company Operating Partnership LP	100
Merrick Park Holding, LLC	Delaware	The Rouse Company of Florida, LLC	100
Merrick Park LLC	Maryland	Merrick Park Holding, LLC	40
Merrick Park Parking LLC	Delaware	The Rouse Company of Florida, LLC	40
Rouse-Orlando, LLC	Delaware	The Rouse Company of Florida, LLC	100
The Rouse Company of Georgia, LLC	Georgia	The Rouse Company Operating Partnership LP	100
Perimeter Mall Venture, LLC	Delaware	The Rouse Company of Georgia, LLC	50
Perimeter Mall, LLC	Maryland	Perimeter Mall Venture, LLC	100
The Rouse Company of Louisiana, LLC	Maryland	The Rouse Company Operating Partnership LP	100
Rouse-New Orleans, LLC	Maryland	The Rouse Company of Louisiana, LLC	100
New Orleans Riverwalk Associates	Louisiana	Rouse-New Orleans, LLC	50
New Orleans Riverwalk Limited Partnership	Maryland	Rouse-New Orleans, LLC	1
The Rouse Company of Ohio, LLC	Ohio	The Rouse Company Operating Partnership LP	100
Beachwood Place, LLC	Maryland	The Rouse Company of Ohio, LLC	100
Rouse-Westlake Limited Partnership II	Delaware	Beachwood Place, LLC	49.5
Willowbrook Mall Holding Company, LLC	Delaware	The Rouse Company of Ohio, LLC	56.94
The Rouse Company of Texas, LLC	Texas	The Rouse Company Operating Partnership LP	100
Austin Mall, LLC	Maryland	The Rouse Company of Texas, LLC	100
Austin Mall Limited Partnership	Delaware	Austin Mall, LLC	1
The Highland Mall Joint Venture	New York	Austin Mall, LLC	50
Highland Mall Limited Partnership	Delaware	The Highland Mall Joint Venture	99
La Cantera Holding GP, LLC	Delaware	The Rouse Company of Texas, LLC	100
La Cantera Retail Limited Partnership	Texas	La Cantera Holding GP, LLC	75
La Cantera Specialty Retail, LP	Texas	La Cantera Holding GP, LLC	75
Rouse-Highland, LLC	Delaware	The Rouse Company of Texas, LLC	100
Highland Mall Limited Partnership	Delaware	Rouse-Highland, LLC	0.5
The Rouse Company of Washington, LLC	Maryland	The Rouse Company Operating Partnership LP	100
Rouse-Seattle, LLC	Delaware	The Rouse Company of Washington, LLC	100
Rouse-Westlake Limited Partnership	Maryland	Rouse-Seattle, LLC	1

Company Name	Jurisdiction of Formation	Owner	Ownership Percentage

Rouse-Westlake Limited Partnership II	Delaware	Rouse-Seattle, LLC	1
The Rouse Company Protective Trust, Inc.	Delaware	The Rouse Company Operating Partnership LP	100
The Village of Cross Keys, LLC	Maryland	The Rouse Company Operating Partnership LP	100
Baltimore Center Associates Limited Partnership	Maryland	The Village of Cross Keys, LLC	25
Baltimore Center Garage Limited Partnership	Maryland	The Village of Cross Keys, LLC	0.5
Cross Keys Village Square Condominium, Inc.	Maryland	The Village of Cross Keys, LLC	67
Mondawmin Business Trust	Maryland	The Village of Cross Keys, LLC	82.338411
VCK Business Trust	Maryland	The Village of Cross Keys, LLC	100
VCK Property Business Trust	Maryland	VCK Business Trust	100
VCK Borrower, LLC	Delaware	VCK Property Business Trust	100
TTC Member, LLC	Maryland	The Rouse Company Operating Partnership LP	100
TTC SPE, LLC	Maryland	TTC Member, LLC	1
TWC Commercial Properties, LLC	Delaware	The Rouse Company Operating Partnership LP	100
TWC Commercial Properties, LP	Delaware	TWC Commercial Properties, LLC	1
TWCPC Holdings, L.P.	Texas	TWC Commercial Properties, LP	42.5
The Woodlands Commercial Properties Company, LP	Texas	TWCPC Holdings, L.P.	99
Woodlands Office Equities-95, Ltd.	Texas	The Woodlands Commercial Properties Company, LP	25
TWCPC Holdings GP, LLC	Texas	TWCPC Holdings, L.P.	100
The Woodlands Commercial Properties Company, LP	Texas	TWCPC Holdings GP, LLC	1
TWC Commercial Properties, LP	Delaware	The Rouse Company Operating Partnership LP	99
Two Arizona Center, LLC	Delaware	The Rouse Company Operating Partnership LP	100
Two Owings Mills Corporate Center, LLC	Maryland	The Rouse Company Operating Partnership LP	100
Two Owings Mills Corporate Center Associates Limited Partnership	Maryland	Two Owings Mills Corporate Center, LLC	1
Two Willow Company, LLC	Delaware	The Rouse Company Operating Partnership LP	100
Rouse-Westlake Limited Partnership	Maryland	Two Willow Company, LLC	32
Willowbrook Mall Holding Company, LLC	Delaware	Two Willow Company, LLC	13.97
Woodbridge Center Property, LLC	Delaware	The Rouse Company Operating Partnership LP	100
Woodlands Office Equities-95, Ltd.	Texas	The Rouse Company Operating Partnership LP	75
The Rouse Company Operating Partnership LP	Delaware	The Rouse Company LP	0.99999
TRC Co-Issuer, Inc.	Delaware	The Rouse Company LP	100

The following is an anticipated list of affiliates of the Applicant as the Effective Date.

Company Name	Jurisdiction of Formation	Percentage	Owner

General Growth Properties, Inc. (f/k/a New GGP, Inc.)	Delaware	Public Investors
GGP Real Estate Holding I, Inc.	Delaware	General Growth Properties, Inc. (f/k/a New GGP, Inc.)	100
GGP Real Estate Holding II, Inc.	Delaware	GGP Real Estate Holding I, Inc.	100
GGP Limited Partnership II	Delaware	GGP Real Estate Holding II, Inc.	98
GGP, Inc. f/k/a General Growth Properties, Inc.	Delaware	GGP Real Estate Holding I, Inc.	100
GGP Limited Partnership	Delaware	GGP, Inc. f/k/a General Growth Properties, Inc.	1
GGP Limited Partnership II	Delaware	GGP, Inc. f/k/a General Growth Properties, Inc.	2
GGP Limited Partnership	Delaware	GGP Limited Partnership II	TBD
1450 Center Crossing Drive, LLC	Delaware	The Rouse Company LLC	100
1451 Center Crossing Drive, LLC	Delaware	The Rouse Company LLC	100
10450 West Charleston Boulevard, LLC	Nevada	The Rouse Company LLC	100
Arizona Center Cinema, LLC (f/k/a Rouse-Phoenix Theatre Limited Partnership)	Delaware	The Rouse Company LLC	100
Arizona Center Parking, LLC	Delaware	The Rouse Company LLC	100
Apache Mall, LLC	Delaware	The Rouse Company LLC	100
Baybrook Mall, LLC	Delaware	The Rouse Company LLC	100
Bayside Marketplace, LLC	Delaware	The Rouse Company LLC	100
Bellis Fair Mall, LLC	Delaware	The Rouse Company LLC	100
Boise Mall, LLC	Delaware	The Rouse Company LLC	100
Boise Town Square Anchor Acquisition, LLC	Delaware	The Rouse Company LLC	100
Burlington Town Center II LLC	Delaware	The Rouse Company LLC	100
The Burlington Town Center LLC	Delaware	Burlington Town Center II LLC	100
Capital Mall L.L.C.	Delaware	The Rouse Company LLC	100
Christiana Holdings I LLC	Delaware	The Rouse Company LLC	100
Christiana Acquisition LLC	Delaware	Christiana Holdings I LLC	50
Christiana Mall Holding, LLC	Delaware	Christiana Acquisition LLC	100
Christiana Mall LLC	Delaware	Christiana Mall LLC	100
CMA Access Company, LLC	Maryland	Christiana Mall LLC	100
Chula Vista Center, LP	Delaware	The Rouse Company LLC	99
Chula Vista GP, LLC	Delaware	The Rouse Company LLC	100
Chula Vista Center, LP	Delaware	Chula Vista GP, LLC	1
Collin Creek Anchor Acquisition, LLC	Delaware	The Rouse Company LLC	100
Collin Creek Mall, LLC	Delaware	The Rouse Company LLC	100
Columbia Crossing, LLC	Delaware	The Rouse Company LLC	100
Coral Ridge Mall, LLC	Delaware	The Rouse Company LLC	100
Eden Prairie Anchor Building L.L.C.	Delaware	The Rouse Company LLC	100
Eden Prairie Mall L.L.C.	Delaware	The Rouse Company LLC	100
Faneuil Hall Marketplace, LLC	Delaware	The Rouse Company LLC	100
Fashion Place Anchor Acquisition, LLC	Delaware	The Rouse Company LLC	100
Fashion Place, LLC	Delaware	The Rouse Company LLC	100
Four State Properties, LLC	Delaware	The Rouse Company LLC	35

Company Name	Jurisdiction of Formation	Percentage	Owner

Park Meadows Mall Holding, LLC	Delaware	Four State Properties, LLC	100
Park Meadows Mall, LLC	Delaware	Park Meadows Mall Holding, LLC	100
Rouse-Bridgewater Commons, LLC	Maryland	Four State Properties, LLC	100
Bridgewater Commons Mall, LLC	Maryland	Rouse-Bridgewater Commons, LLC	100
Bridgewater Commons Mall Development, LLC	Maryland	Bridgewater Commons Mall, LLC	100
Bridgewater Commons Mall II, LLC	Delaware	Bridgewater Commons Mall, LLC	100
Rouse-Towson Town Center, LLC	Maryland	Four State Properties, LLC	100
Towson TC, LLC	Maryland	Rouse-Towson Town Center, LLC	99.5
Rouse-TTC Funding, LLC	Maryland	Towson TC, LLC	100
TTC SPE, LLC	Maryland	Four State Properties, LLC	99
Towson TC, LLC	Maryland	TTC SPE, LLC	0.5
GGP-Gateway Mall L.L.C.	Delaware	The Rouse Company LLC	100
GGP-Grandville II L.L.C.	Delaware	The Rouse Company LLC	100
GGP-Grandville L.L.C.	Delaware	GGP-Grandville II L.L.C.	99.5
GGP-Grandville Land L.L.C.	Delaware	The Rouse Company LLC	99
GGP-Macon, LLC	Delaware	The Rouse Company LLC	100
Shoppes at River Crossing, LLC	Delaware	GGP-Macon, LLC	100
GGP-Newgate Mall, LLC	Delaware	The Rouse Company LLC	100
GGP NV Properties, Inc. (f/k/a Hughes Properties, Inc.)	Nevada	The Rouse Company LLC	100
GGP-Tucson Land L.L.C.	Delaware	The Rouse Company LLC	100
GGP-Tucson Mall L.L.C.	Delaware	The Rouse Company LLC	100
GGP Ventures Brazil Holding, LLC	Delaware	The Rouse Company LLC	100
GGP Brazil I, LLC	Delaware	GGP Ventures Brazil Holding, LLC	100
Governor’s Square Mall, LLC	Delaware	The Rouse Company LLC	100
Grandville Mall II, LLC	Delaware	The Rouse Company LLC	100
Grandville Mall, LLC	Delaware	Grandville Mall II, LLC	100
GGP-Grandville L.L.C.	Delaware	Grandville Mall, LLC	0.5
Greenwood Mall L.L.C.	Delaware	The Rouse Company LLC	100
Greenwood Mall Land, LLC	Delaware	The Rouse Company LLC	100
Harborplace Management Company, LLC	Maryland	The Rouse Company LLC	100
HMF Properties, LLC	Delaware	The Rouse Company LLC	100
Hocker Oxmoor, LLC	Delaware	The Rouse Company LLC	100
H-Tex, Incorporated	Texas	The Rouse Company LLC	100
Hulen Mall, LLC	Delaware	The Rouse Company LLC	100
Kalamazoo Mall L.L.C.	Delaware	The Rouse Company LLC	100
Lansing Mall, LLC	Delaware	The Rouse Company LLC	100
Lockport Mall, LLC (f/k/a Lockport L.L.C.)	Delaware	The Rouse Company LLC	100
Mall of Louisiana Land, LLC (f/k/a Mall of Louisiana Land, LP)	Delaware	The Rouse Company LLC	100
Mizner Park Holdings V, LLC	Delaware	The Rouse Company LLC	50
Newgate Mall Land Acquisition, LLC	Delaware	The Rouse Company LLC	100
Nevada Office Holding, LLC (f/k/a Howard Hughes Properties, Limited Partnership)	Delaware	The Rouse Company LLC	100
10000 Covington Cross, LLC	Delaware	Nevada Office Holding, LLC	100
10190 Covington Cross, LLC	Delaware	Nevada Office Holding, LLC	100
1160/1180 Town Center Drive, LLC	Delaware	Nevada Office Holding, LLC	100
1201-1281 Town Center Drive, LLC	Delaware	Nevada Office Holding, LLC	100
1251 Center Crossing, LLC	Delaware	Nevada Office Holding, LLC	100
1551 Hillshire Drive, LLC	Delaware	Nevada Office Holding, LLC	100
635 Village Centre Circle, LLC	Delaware	Nevada Office Holding, LLC	100
1645 Village Center Circle, LLC	Delaware	Nevada Office Holding, LLC	100
9950-9980 Covington Cross, LLC	Delaware	Nevada Office Holding, LLC	100
GGP Staten Island Mall, LLC	Delaware	Nevada Office Holding, LLC	100
NV Government Services, LLC (f/k/a HHP Government Services, Limited Partnership)	Nevada	Nevada Office Holding, LLC	99
Lake Mead and Buffalo Partnership	Nevada	Nevada Office Holding, LLC	50
Maguire Partners- Playa Vista Area C	California	Nevada Office Holding, LLC	47
Maguire Partners-Playa Vista	California	Nevada Office Holding, LLC	47
Maguire Partners-PV Intermediate Distribution, L.P.	California	Nevada Office Holding, LLC	47
Trails Village Center Company	Nevada	Nevada Office Holding, LLC	50
North Star Anchor Acquisition, LLC	Delaware	The Rouse Company LLC	100
North Star Mall, LLC	Delaware	The Rouse Company LLC	98.88
Oakwood Shopping Center, LLC (f/k/a Oakwood Shopping Center Limited Partnership)	Delaware	The Rouse Company LLC	100
Oklahoma Mall L.L.C.	Delaware	The Rouse Company LLC	100
DayJay Associates	Oklahoma	Oklahoma Mall L.L.C.	50
Quail Springs Mall, LLC	Delaware	DayJay Associates	100
O.M. Land Development, LLC	Maryland	The Rouse Company LLC	100
One Owings Mills Corporate Center Associates Limited Partnership	Maryland	O.M. Land Development, LLC	64
Two Owings Mills Corporate Center Associates Limited Partnership	Maryland	O.M. Land Development, LLC	54
One Arizona Center, LLC (f/k/a Rouse-Phoenix Corporate Center Limited Partnership)	Delaware	The Rouse Company LLC	100

Company Name	Jurisdiction of Formation	Percentage	Owner

One Owings Mills Corporate Center, LLC	Maryland	The Rouse Company LLC	100
One Owings Mills Corporate Center Associates Limited Partnership	Maryland	One Owings Mills Corporate Center, LLC	1
Paramus Equities, LLC	Texas	The Rouse Company LLC	100
GGP-Paramus Park Mall, LLC	Delaware	Paramus Equities, LLC	100
Paramus Park Shopping Center Limited Partnership	New Jersey	GGP-Paramus Park Mall, LLC	0.5
Paramus Park, LLC	Maryland	The Rouse Company LLC	100
Paramus Park Shopping Center Limited Partnership	New Jersey	Paramus Park, LLC	99.5
Pecanland Anchor Acquisition, LLC	Delaware	The Rouse Company LLC	100
Pecanland Mall, LLC	Delaware	The Rouse Company LLC	100
Pines Mall, LLC (f/k/a Pines Mall Partners)	Delaware	The Rouse Company LLC	100
Prince Kuhio Plaza, LLC	Delaware	The Rouse Company LLC	100
River Falls Mall, LLC	Delaware	The Rouse Company LLC	100
Riverlands Shopping Center, LLC (f/k/a La Place Shopping, L.P.)	Delaware	The Rouse Company LLC	100
Rouse Commercial Properties, LLC	Maryland	The Rouse Company LLC	100
Rouse-Mizner Park, LLC	Delaware	The Rouse Company LLC	100
Mizner Park Venture, LLC	Delaware	Rouse-Mizner Park, LLC	50
Crocker Mizner Park III, Ltd.	Florida	Mizner Park Venture, LLC	99
Crocker Mizner Park IV, Ltd.	Florida	Mizner Park Venture, LLC	99
Mizner Park Holdings I, LLC	Delaware	Mizner Park Venture, LLC	100
Crocker Downtown Development Associates	Florida	Mizner Park Holdings I, LLC	50
Mizner Park Holdings II, LLC	Delaware	Mizner Park Venture, LLC	100
Crocker Downtown Development Associates	Florida	Mizner Park Holdings II, LLC	50
Mizner Park Holdings III, LLC	Delaware	Mizner Park Venture, LLC	100
Crocker Mizner Park III, Ltd.	Florida	Mizner Park Holdings III, LLC	1
Mizner Park Holdings IV, LLC	Delaware	Mizner Park Venture, LLC	100
Crocker Mizner Park IV, Ltd.	Florida	Mizner Park Holdings IV, LLC	1
Rouse Oakbrook, LLC	Delaware	The Rouse Company LLC	100
UC Oakbrook Genpar, LLC	Delaware	Rouse Oakbrook, LLC	50
Oak Brook Urban Venture, L.P.	Illinois	UC Oakbrook Genpar, LLC	1
Oakbrook Facilities Corporation	Maryland	Oak Brook Urban Venture, L.P.	100
Oakbrook Shopping Center, LLC	Delaware	Oak Brook Urban Venture, L.P.	100
Rouse Tri-Party Miscellaneous, LLC	Maryland	The Rouse Company LLC	100
Tri-Party Miscellaneous, LLC	Delaware	Rouse Tri-Party Miscellaneous, LLC	27.29
Rouse Tri-Party TRS, Inc.	Maryland	The Rouse Company LLC	100
Tri-Party Non-856 Assets, LLC	Delaware	Rouse Tri-Party TRS, Inc.	27.285
Rolim Associates	Delaware	Tri-Party Non-856 Assets, LLC	50
R A Hotel, Inc.	Delaware	Rolim Associates	100
R A West, Inc.	Delaware	Rolim Associates	100
RA-CFH, LLC	Delaware	Rolim Associates	100
Rouse-Abbey, LLC	Maryland	The Rouse Company LLC	100
Abbey Acquisition LLC	Delaware	Rouse-Abbey, LLC	27.285
Rouse-Wincopin, LLC	Maryland	The Rouse Company LLC	100
Rouse-Urban Acquisition, LLC	Maryland	The Rouse Company LLC	100
Head Acquisition, LP	Delaware	Rouse-Urban Acquisition, LLC	16.836421
Rouse-Urban, LLC	Maryland	The Rouse Company LLC	100
Head Acquisition, LP	Delaware	Rouse-Urban, LLC	0.170076
Ropro TRS, Inc.	Delaware	Head Acquisition, LP	100
Urban Shopping Centers, LP	Illinois	Head Acquisition, LP	94.4398
Oak Brook Urban Venture, L.P.	Illinois	Urban Shopping Centers, LP	50.01
Southpoint Land, LLC	Delaware	Urban Shopping Centers, LP	100
Southpoint Mall, LLC	Delaware	Urban Shopping Centers, LP	100
Water Tower Joint Venture	Illinois	Urban Shopping Centers, LP	55
Water Tower LLC	Delaware	Water Tower Joint Venture	100
Southland GP, LLC	Delaware	The Rouse Company LLC	100
Southland Mall, L.P.	Delaware	Southland GP, LLC	0.5
Southland Mall, L.P.	Delaware	The Rouse Company LLC	99.5

Company Name	Jurisdiction of Formation	Percentage	Owner

SouthShore Mall Partners, LLC	Delaware	The Rouse Company LLC	100
St. Cloud Mall L.L.C.	Delaware	The Rouse Company LLC	100
St. Cloud Land L.L.C.	Delaware	The Rouse Company LLC	100
Summa Corporation	Delaware	The Rouse Company LLC	100
Terrapin Acquisition, LLC	Maryland	The Rouse Company LLC	100
The Rouse Company of Georgia, LLC	Georgia	The Rouse Company LLC	100
Perimeter Mall Venture, LLC	Delaware	The Rouse Company of Georgia, LLC	50
Perimeter Mall, LLC	Maryland	Perimeter Mall Venture, LLC	100
The Rouse Company Protective Trust, Inc.	Delaware	The Rouse Company LLC	100
The Village of Cross Keys, LLC	Maryland	The Rouse Company LLC	100
Cross Keys Village Square Condominium, Inc.	Maryland	The Village of Cross Keys, LLC	67
VCK Business Trust	Maryland	The Village of Cross Keys, LLC	100
VCK Property Business Trust	Maryland	VCK Business Trust	100
VCK Borrower, LLC	Delaware	VCK Property Business Trust	100
Town East Mall, LLC	Delaware	The Rouse Company LLC	100
TRC Co-Issuer, Inc.	Delaware	The Rouse Company LLC	100
Tucson Anchor Acquisition, LLC	Delaware	The Rouse Company LLC	100
Two Arizona Center, LLC	Delaware	The Rouse Company LLC	100
Two Owings Mills Corporate Center, LLC	Maryland	The Rouse Company LLC	100
Two Owings Mills Corporate Center Associates Limited Partnership	Maryland	Two Owings Mills Corporate Center, LLC	1
Valley Plaza Mall, LP	Delaware	The Rouse Company LLC	99.5
Valley Plaza GP, LLC	Delaware	The Rouse Company LLC	100
Valley Plaza Land, LP	Delaware	Valley Plaza GP, LLC	0.5
Valley Plaza Mall, LP	Delaware	Valley Plaza GP, LLC	0.5
Valley Plaza Land, LP	Delaware	The Rouse Company LLC	99.5
Visalia Mall L.L.C.	Delaware	The Rouse Company LLC	100
Visalia Mall, L.P.	Delaware	Visalia Mall L.L.C.	0.5
Visalia Mall, L.P.	Delaware	The Rouse Company LLC	99.5
Vista Commons, LLC	Delaware	The Rouse Company LLC	100
Willowbrook Mall Holding Company, LLC	Delaware	The Rouse Company LLC	98.84
Willowbrook Mall, LLC	Delaware	Willowbrook Mall Holding Company, LLC	100
Woodbridge Center Property, LLC	Delaware	The Rouse Company LLC	100

Certain directors and officers of the Applicant may be deemed to be “affiliates” of the Applicant by virtue of their positions with the Applicant.  See Item 4, “Directors and Executive Officers.”

As a result of the reorganization of the Applicant pursuant to the Plan of Reorganization, certain persons may be deemed to be “affiliates” of the Company commencing on the Effective Date by virtue of their anticipated holdings of voting securities of the Company.  See Item 5. “Principal Owners of Voting Securities.”

MANAGEMENT AND CONTROL

4. DIRECTORS AND EXECUTIVE OFFICERS.

The managers and executive officers of Rouse LLC, the general partner of the Applicant are the following individuals.  The executive officers are expected to be officers of the Company as of the Effective Date.  Unless otherwise stated in the table, the mailing address for each of the individuals listed in the table below is: c/o General Growth Properties, Inc., 110 North Wacker Drive, Chicago, Illinois, 60606.

Name	Office

Robert A. Michaels	Manager

Thomas H. Nolan, Jr.	Manager

Edmund J. Hoyt	Manager

Adam S. Metz	Chief Executive Officer

Thomas H. Nolan, Jr.	President & Chief Operating Officer

Steven J. Douglas	Executive Vice President and Chief Financial Officer

Michael H. McNaughton	Executive Vice-President

Robert A. Michaels	Vice Chairman

Edmund J. Hoyt	Senior Vice-President & Treasurer

Ronald L. Gern	Senior Vice President & Secretary

Kathleen M. Courtis	Vice President

Linda J. Wight	Vice President & Assistant Secretary

Michael Chimitris	Assistant Secretary

Carol A. Williams	Assistant Secretary

Howard A. Sigal	Assistant Secretary

5. PRINCIPAL OWNERS OF VOTING SECURITIES.

(a) The following tables set forth, as of the date of this Application for Qualification, certain information regarding each person known by the Applicant to beneficially own 10 percent or more of the respective voting securities of the Applicant:

Name	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned (1)
Rouse LLC	Partnership Interests	1.0%	100%

(1) Rouse LLC is the General Partner of the Applicant and has the exclusive right, power and authority on behalf and in the name of the Applicant to carry out any and all objects and purposes of the Applicant and to perform all acts in furtherance thereof.

(b) The following tables set forth, as of the Effective Date, certain information regarding each person known by the Applicant to own 10 percent or more of the respective voting securities of the Company:

Name	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
GGP Limited Partnership(1)	Units	100%	100%

(1) As of the Effective Date, the General Partner of GGP Limited Partnership will be GGP, Inc., a privately held traded real estate investment trust. GGP, Inc. will have the exclusive right, power and authority on behalf and in the name of GGP Limited Partnership to carry out any and all objects and purposes of GGP Limited Partnership and to perform all acts in furtherance thereof.

6. UNDERWRITERS.

(a) Within three years prior to the date of the filing of this Application, no person acted as an underwriter of any securities of the Applicant that are currently outstanding on the date of this application.

(b) There is no proposed principal underwriter for the New Notes that are to be offered in connection with the Indenture that is to be qualified under this Application.

CAPITAL SECURITIES

7. CAPITALIZATION.

(a) The following tables set forth certain information with respect to each authorized class of securities of the Applicant to be outstanding as of the date of this Application for Qualification.

Title of Class	Amount Authorized	Amount Outstanding
Partnership Interests	100%	100%
New Notes(1)(2)	0	0
Old 7.20% Notes(2)	$400,000,000	$400,000,000
Old 5.375% Notes(2)	$450,000,000	$450,000,000
Old 6 3/4% Notes(2)	$800,000,000	$800,000,000
3.625% Notes due 2009(3)	$395,000,000	$395,000,000
8.00% Notes due 2009(3)	$200,000,000	$200,000,000

(1) The New Notes will not be authorized and issued until the Effective Date. An aggregate of $608,688,000 of New Notes will be issued to holders of the Old Notes that elected to exchange their Old Notes for the New Notes, to receive $1,000 principal amount of the New Notes for each $1,000 principal amount of the Old Notes.

(2) As of the Effective Date, $349,742,000 aggregate principal amount of the Old 7.20% Notes, $91,786,000 aggregate principal of the Old 5.375% Notes and $600,054,000 aggregate principal amount of the Old 6 3/4% Notes will be outstanding as a result of certain holders of such Old Notes electing to exchange their Old Notes for New Notes at an exchange ratio of $1,000 principal amount of New Notes for each $1,000 principal amount of Old Notes.

(3) The 3.625% Notes due 2009 and the 8.00% Notes due 2009 matured on March 15, 2009 and April 30, 2009, respectively, but the amounts due on maturity remain unpaid. Holders of allowed claims with respect to the 3.625% Notes due 2009 and the 8.00% Notes due 2009 will be paid the principal amount of their claims and accrued interest in full in cash pursuant to the Plan of Reorganization.

(b) The General Partner of the Applicant has the exclusive right, power and authority on behalf and in the name of the Applicant to carry out any and all objects and purposes of the Applicant and to perform all acts in furtherance thereof

INDENTURE SECURITIES

8. ANALYSIS OF INDENTURE PROVISIONS.

The New Notes will be issued under the Indenture, the form of which is attached hereto as Exhibit T3C.1. The following is a summary of the provisions of the Indenture required to be summarized by Section 305(a)(2) of the Trust Indenture Act of 1939 (the “Trust Indenture Act”). Holders of the New Notes are encouraged to read the entire Indenture because many provisions that will control the rights of a holder of the New Notes are not described in this analysis.  Capitalized terms defined in the Indenture and used (but not otherwise defined) in this section are used in this section as so defined.

EVENTS OF DEFAULT; WITHHOLDING OF NOTICE

Each of the following is an event of default:

(a)           default in the payment of the principal of (or premium, if any, on) any Note when due; or

(b)           default in the payment of any interest upon any Note when it becomes due and payable, and continuance of such default for a period of 30 days; or

(c)           default in the performance, or breach, of any covenant or warranty of the Company in the Indenture (other than a covenant or warranty a default which is specifically dealt with) and continuance of such default or breach for a period of 60 days after there has been given, by registered or certified mail, to the Company by the Trustee or to the Company and the Trustee by the Holders of at least 25% in principal amount of the outstanding Notes a written notice specifying such default or breach and requiring it to be remedied and stating that such notice is a “Notice of Default”; or

(d)           a default under any bond, debenture, note, mortgage, indenture or other evidence of indebtedness for borrowed money of the Company (or by any Subsidiary, the repayment of which the Company has guaranteed or for which the Company is directly responsible or liable as obligor or guarantor) having an aggregate principal amount outstanding of at least $10,000,000, whether such indebtedness now exists or shall hereafter be created, which default shall have resulted in such indebtedness being declared due and payable prior to the date on which it would otherwise have become due and payable, without such acceleration having been rescinded or annulled, within a period of 10 days after there shall have been given, by registered or certified mail, to the Company by the Trustee or to the Company and the Trustee by the Holders of at least 25% in principal amount of the outstanding Notes a written notice specifying such default and requiring the Company to cause such acceleration to be rescinded or annulled and stating that such notice is a “Notice of Default”; or

(e)           the entry by a court having jurisdiction in the premises of (A) a decree or order for relief in respect of the Company in an involuntary case or proceeding under any applicable Federal or State bankruptcy, insolvency, reorganization or other similar law or (B) a decree or order adjudging the Company as bankrupt or insolvent, or approving as properly filed a petition seeking reorganization, arrangement, adjustment or composition of or in respect of the Company under any applicable Federal or State law, or appointing a custodian, receiver, liquidator, assignee, trustee, sequestrateor or other similar official of the Company or of any substantial part of its property, or ordering the winding up or liquidation of its affairs, and the continuance of any such decree or order for relief or any such other decree or order unstayed and in effect for a period of 60 consecutive days; or

(f)            the commencement by the Company of a voluntary case or proceeding under any applicable Federal or State bankruptcy, insolvency, reorganization or other similar law or of any other case or proceeding to be adjudicated a bankrupt or insolvent, or the consent by the Company to the entry of a decree or order for relief in respect of the Company in an involuntary case or proceeding under any applicable Federal or State bankruptcy, insolvency, reorganization or other similar law or to the commencement of any bankruptcy or insolvency case or proceeding against the Company, or the filing by the Company of a petition or answer or consent seeking reorganization or relief under any applicable Federal or State law, or the consent by the Company to the filing of such petition or to the appointment of or taking possession by a custodian, receiver, liquidator, assignee, trustee, sequestrator or other similar official of the Company or of any substantial part of their property, or the making by the Company of an assignment for the benefit of creditors, or the admission by them in writing of its inability to pay its debts generally as they become due, or the taking of corporate action by the Company in furtherance of any such action.

Upon receipt by the Trustee of any Notice of Default because of an Event of Default with respect to the Notes, a record date shall automatically and without any other action by any Person be set for the purpose of determining the Holders of outstanding Notes entitled to join in such Notice of Default, which record date shall be the close of business on the day the Trustee receives such Notice of Default. The Holders of outstanding Notes on such record date (or their duly appointed agents), and only such Persons, shall be entitled to join in such Notice of Default, whether or not such Holders remain Holders after such record date; provided that, unless such Notice of Default shall have become effective by virtue of Holders of the requisite principal amount of outstanding Notes on such record date (or their duly appointed agents) having joined therein on or prior to the 90th day after such record date, such Notice of

Default shall automatically and without any action by any Person be cancelled and of no further effect. Nothing in this paragraph shall prevent a Holder (or a duly appointed agent thereof) from giving, before or after the expiration of such 90-day period, a Notice of Default contrary to or different from, or, after the expiration of such period, identical to, a Notice of Default that has been cancelled pursuant to the proviso to the preceding sentence, in which event a new record date in respect thereof shall be set pursuant to this paragraph.

If an Event of Default with respect to Notes at the time outstanding occurs and is continuing, then in every such case the Trustee or the Holders of not less than 25% in principal amount of the outstanding Notes may declare the principal amount of all of the Notes to be due and payable immediately, by a notice in writing to the Company (and to the Trustee if given by Holders), and upon any such declaration such principal amount (or specified amount) shall become immediately due and payable.

At any time after such a declaration of acceleration with respect to Notes has been made and before a judgment or decree for payment of the money due has been obtained by the Trustee as hereinafter in this Article provided, the Holders of a majority in principal amount of the outstanding Notes, by written notice to the Company and the Trustee, may rescind and annul such declaration and its consequences if:

(a)           the Company has paid or deposited with the Trustee a sum sufficient to pay:

(i)            all overdue interest on all Notes,

(ii)           the principal of (and premium, if any, on) any Notes which have become due otherwise than by such declaration of acceleration and any interest thereon at the rate or rates prescribed therefor in such Notes,

(iii)          to the extent that payment of such interest is lawful, interest upon overdue interest at the rate or rates prescribed therefor in such Notes, and

(iv)          all sums paid or advanced by the Trustee under the Indenture and the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel; and

(b)           all Events of Default with respect to Notes, other than the non-payment of the principal of Notes which have become due solely by such declaration of acceleration, have been cured or waived as provided by the Indenture.

No such rescission shall affect any subsequent default or impair any right consequent thereon.

If:

(a)           default is made in the payment of any interest on any Note when such interest becomes due and payable and such default continues for a period of 30 days, or

(b)           default is made in the payment of the principal of (or premium, if any, on) any Note at the maturity thereof,

the Company will, upon demand of the Trustee, pay to it, for the benefit of the Holders of such Notes, the whole amount then due and payable on such Notes for principal and any premium and interest and, to the extent that payment of such interest shall be legally enforceable, interest on any overdue principal and premium and on any overdue interest, at the rate or rates prescribed therefor in such Notes, and, in addition thereto, such further amount as shall be sufficient to cover the costs and expenses of collection, including the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel.

If an Event of Default with respect to Notes occurs and is continuing, the Trustee may in its discretion proceed to protect and enforce its rights and the rights of the Holders of Notes by such appropriate judicial proceedings as the Trustee shall deem most effectual to protect and enforce any such rights, whether for the specific enforcement of any covenant or agreement in the Indenture or in aid of the exercise of any power granted herein, or to enforce any other proper remedy.

AUTHENTICATION AND DELIVERY OF THE NEW NOTES; APPLICATION OF PROCEEDS.

One Officer of the Company shall execute the Notes on behalf of the Company by manual or facsimile signature.

If an Officer whose signature is on a Note no longer holds that office at the time a Note is authenticated by the Trustee, the Note shall nevertheless be valid.

A Note shall not be valid until authenticated by the manual signature of the Trustee. The signature shall be conclusive evidence that the Note has been authenticated under the Indenture.

The Trustee shall, upon a written order of the Company signed by an Officer of the Company (an “Authentication Order”), authenticate Notes for issuance.

The Trustee may appoint an authenticating agent acceptable to the Company to authenticate Notes. Unless otherwise provided in such appointment, an authenticating agent may authenticate Notes whenever the Trustee may do so. Each reference in the Indenture to authentication by the Trustee includes authentication by such agent. An authenticating agent shall have the same rights as the Trustee to deal with Holders, the Company or an Affiliate of the Company.

The Company shall maintain an office or agency where Notes may be presented for registration of transfer or for exchange (“Registrar”) and an office or agency where Notes may be presented for payment (“Paying Agent”). The Registrar shall keep a register (the “Security Register”) of the Notes and of their transfer and exchange. The Company may appoint one or more co registrars and one or more additional paying agents. The term “Registrar” includes any co registrar and the term “Paying Agent” includes any additional paying agent. The Company may change any Paying Agent or Registrar without notice to any Holder. The Company shall notify the Trustee in writing of the name and address of any Agent not a party to the Indenture. If the Company fails to appoint or maintain another entity as Registrar or Paying Agent, the Trustee shall act as such. The Company or any of its Subsidiaries may act as Paying Agent or Registrar.

The Company initially appoints The Depository Trust Company (“DTC”) to act as Depositary with respect to the Global Notes.

The Company initially appoints the Trustee to act as Registrar and Paying Agent and to act as Custodian with respect to the Global Notes, and the Trustee hereby agrees so to initially act.

The Company shall require each Paying Agent other than the Trustee to agree in writing that the Paying Agent shall hold in trust for the benefit of Holders or the Trustee all money held by the Paying Agent for the payment of principal, premium, if any, or interest on the Notes, and shall notify the Trustee of any default by the Company in making any such payment. While any such default continues, the Trustee may require a Paying Agent to pay all funds held by it relating to the Notes to the Trustee. The Company at any time may require a Paying Agent to pay all funds held by it to the Trustee. Upon payment over to the Trustee, the Paying Agent (if other than the Company or a Subsidiary) shall have no further liability for such funds. If the Company or a Subsidiary acts as Paying Agent, it shall segregate and hold in a separate trust fund for the benefit of the Holders all funds held by it as

Paying Agent. Upon any Event of Default related to a bankruptcy proceeding under the Indenture relating to the either of the Company, the Trustee shall serve as Paying Agent for the Notes.

There will be no proceeds (and therefore no application of proceeds) from the issuance of the New Notes because the New Notes will be issued in exchange for the Old Notes in connection with the restructuring of General Growth Properties, Inc. and its respective debtor subsidiaries. No provisions are contained in the Indenture with respect to the Company’s use of proceeds of the issuance of the New Notes.

SATISFACTION AND DISCHARGE; DEFEASANCE

Satisfaction and Discharge

The Indenture shall upon the Company’s request cease to be of further effect (except as to any surviving rights of transfer or exchange of Notes herein expressly provided for), and the Trustee, at the expense of the Company, shall execute proper instruments acknowledging satisfaction and discharge of the Indenture, when:

(a)           either

(i)            all Notes theretofore authenticated and delivered (other than (i) Notes which have been destroyed, lost or stolen and which have been replaced or paid as provided in the Indenture and (ii) Notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust, as provided in the Indenture) have been delivered to the Trustee for cancellation; or

(ii)           all such Notes not theretofore delivered to the Trustee for cancellation

(A)       have become due and payable, or

(B)        will become due and payable at their Stated Maturity within one year, or

(C)        are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company, and the Company, in the case of (A), (B) or (C) above, have deposited or caused to be deposited with the Trustee as trust funds in trust for the purpose an amount sufficient to pay and discharge the entire indebtedness on such Notes not theretofore delivered to the Trustee for cancellation, for principal and any premium and interest to the date of such deposit (in the case of Notes which have become due and payable) or to the Stated Maturity or redemption date, as the case may be;

(b)           the Company has paid or caused to be paid all other sums payable under the Indenture by the Company; and

(c)           the Company has delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that all conditions precedent herein provided for relating to the satisfaction and discharge of the Indenture have been complied with.

Notwithstanding the satisfaction and discharge of the Indenture, the obligations of the Company to the Trustee under Section 7.07 of the Indenture, the obligations of the Trustee to any authenticating agent under Section 2.02(e) of the Indenture and, if money shall have been deposited with the Trustee pursuant to subclause (B) of Clause (1) of this description, the obligations of the Trustee under Section 10.02 of the Indenture and Section 2.04 of the Indenture shall survive.

Subject to provisions of the Indenture, all money deposited with the Trustee pursuant to the above shall be held in trust and applied by it, in accordance with the provisions of the Notes and the Indenture, to the payment, either directly or through any Paying Agent (including the Company acting as its own Paying Agent) as the Trustee may determine, to the Persons entitled thereto, of the principal and any premium and interest for whose payment such money has been deposited with the Trustee.

Defeasance

Upon the Company’s exercise of its option under the Indenture, the Company shall, subject to the satisfaction of certain conditions set forth below, be deemed to have been discharged from its obligations with respect to all outstanding Notes on the date the conditions set forth below are satisfied (hereinafter, “Legal Defeasance”). For this purpose, Legal Defeasance means that the Company shall be deemed to have paid and discharged the entire Debt represented by the outstanding Notes, which shall thereafter be deemed to be “outstanding” only for the purposes of Section 8.05 of the Indenture and the other Sections of the Indenture referred to in (a) and (b) below, and to have satisfied all its other obligations under the Notes and the Indenture (and the Trustee, on demand of and at the expense of the Company, shall execute proper instruments acknowledging the same), except for the following provisions which shall survive until otherwise terminated or discharged under the Indenture: (a) the rights of Holders of outstanding Notes to receive solely from the trust fund described in Section 8.04 of the Indenture, and as more fully set forth in such Section, payments in respect of the principal of, premium, if any, or interest on such Notes when such payments are due, (b) the Company’s obligations with respect to such Notes under Article 2 and Sections 4.01 and 4.02 of the Indenture, (c) the rights, powers, trusts, duties and immunities of the Trustee under the Indenture and the Company’s obligations in connection therewith and (d) Article 8 of the Indenture. If the Company exercises this option, subject to the satisfaction of the conditions set forth below, payment of the Notes may not be accelerated because of an Event of Default.

Upon the Company’s exercise its option under the Indenture, the Company shall, subject to the satisfaction of the conditions set forth in the Indenture, be released from its obligations under the covenants contained in Sections 4.03, 4.05, 4.06, 4.07, 4.08, 4.09, 4.10 and 5.01 of the Indenture and the occurrence of any event specified in clause (c) (with respect to Sections 4.03, 4.05, 4.06, 4.07, 4.08, 4.09, 4.10 and 5.01 of the Indenture) or (d) of Section 6.01 of the Indenture shall be deemed not to be or result in an Event of Default, in each case with respect to the outstanding Notes on and after the date the conditions set forth below are satisfied (hereinafter, “Covenant Defeasance”) and the Notes shall thereafter be deemed not “outstanding” for the purposes of any direction, waiver, consent or declaration or act of Holders (and the consequences of any thereof) in connection with such covenants, but shall continue to be deemed “outstanding” for all other purposes under the Indenture (it being understood that such Notes shall not be deemed outstanding for accounting purposes). For this purpose, Covenant Defeasance means that, with respect to the outstanding Notes, the Company may omit to comply with and shall have no liability in respect of any term, condition or limitation set forth in any such covenant, whether directly or indirectly, by reason of any reference elsewhere herein to any such covenant or by reason of any reference in any such covenant to any other provision herein or in any other document and such omission to comply shall not constitute a Default or an Event of Default, but, except as specified above, the remainder of the Indenture and such Notes shall be unaffected thereby.

The following shall be the conditions to the application of the defeasance options set forth above.

The Legal Defeasance or Covenant Defeasance may be exercised only if:

(a)           the Company irrevocably deposits with the Trustee, in trust (the “defeasance trust”), for the benefit of the Holders, cash in U.S. dollars, non-callable U.S. Government Securities, or a combination of cash in U.S. dollars and non-callable U.S. Government Securities, in an amount sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal, premium, if any, and interest on the outstanding Notes on the Stated Maturity or on the next redemption date, as the case may be, and the Company shall specify whether the Notes are being defeased to maturity or to such particular redemption date;

(b)           in the case of Legal Defeasance, the Company shall deliver to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that (i) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (ii) subsequent to the Issue Date, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such Opinion of Counsel shall confirm that, the Holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(c)           in the case of Covenant Defeasance, the Company shall deliver to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that the Holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(d)           no Event of Default under clause (e) or (f) of the Section titled “Events of Default; Withholding of Notice” above shall have occurred at any time in the period ending on the 91st day after the cash and/or non-callable U.S. Government Securities have been deposited in the defeasance trust;

(e)           such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than the Indenture) to which the Company or any Restricted Subsidiary is a party or by which the Company or any Restricted Subsidiary is bound;

(f)            the Company shall deliver to the Trustee an Officer’s Certificate stating that the deposit was not made by the Company with the intent of preferring the Holders over other creditors of the Company with the intent of defeating, hindering, delaying or defrauding such other creditors; and

(g)           the Company deliver to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

EVIDENCE AS TO COMPLIANCE WITH CONDITIONS AND COVENANTS.

The Company will deliver to the Trustee, within 120 days after the end of each fiscal year of the Company ending after the Effective Date, an Officer’s Certificate, stating whether or not to the best knowledge of the signers thereof the Company is in default in the performance and observance of any of the terms, provisions and conditions of the Indenture (without regard to any period of grace or requirement of notice provided under the Indenture) and, if the Company shall be in default, specifying all such defaults and the nature and status thereof of which they may have knowledge.

9. OTHER OBLIGORS.

Other than the Company, no other person is an obligor with respect to the New Notes.

CONTENTS OF APPLICATION FOR QUALIFICATION

This application for qualification comprises:

(a) Pages numbered 1 to 24, consecutively.

(b) The statement of eligibility and qualification on Form T-1 of Wilmington Trust FSB, as trustee, under the Indenture to be qualified.

(c) The following exhibits in addition to those filed as part of the statement of eligibility and qualification of the trustee:

Exhibit T3A.1†	Certificate of Limited Partnership of The Rouse Company LP
Exhibit T3A.2†	Amended and Restated Limited Partnership Agreement of The Rouse Company LP
Exhibit T3C.1	Form of Indenture between The Rouse Company LP and Wilmington Trust FSB, as trustee.
Exhibit T3D.1	Not Applicable.
Exhibit T3E.1†

Third Amended and Restated Disclosure Statement relating to the Plan of Reorganization of General Growth Properties, Inc., et al. dated August 27, 2010 (incorporated by reference to Exhibit 99.2 of the Current Report on Form 8-K filed on August 30, 2010).

Exhibit T3F.1†	Cross-reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Section 310 through 318(a), inclusive, of the Trust Indenture Act of 1939.
Exhibit 25.1	Statement of eligibility and qualification on Form T-1 of the trustee under the Indenture to be qualified.

† Previously filed.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant has duly caused this Amendment No.1 to the application to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Chicago and State of Illinois, on the 8th day of November, 2010.

THE ROUSE COMPANY LP
By: Rouse LLC, its general partner

By:	/s/ Edmund Hoyt
Name: Edmund Hoyt
Title: Senior Vice President

[Signature Page to Form T-3]